Confidential Treatment Requested by Marathon Oil Corporation
                                         August 11, 2006

H. Roger Schwall, Assistant Director
Shannon Buskirk
April Sifford, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., mail stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation Form 10-K for the fiscal year ended December 31, 2005 Filed March 6, 2006 File No. 001-05153 Letter to United States Securities and Exchange Commission dated July 14, 2006
Dear Mr. Schwall, Ms. Buskirk and Ms. Sifford:
     Pursuant to a telephone conversation of August 3, 2006, between James Lopez, Special Counsel for the SEC, and Richard Kolencik, General Attorney for Marathon, set forth below is a supplementary response from Marathon Oil Corporation regarding our materiality analysis to Comment 3 from a letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated June 19, 2006, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Marathon’s letter to the Staff dated July 14, 2006.
Supplementary Response to Comment 3
     Our entire supplemental response to Comment 3 has been omitted pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of our supplemental response is being provided to the Commission in hard copy form under a separate cover letter.

Confidential Treatment Requested by Marathon Oil Corporation                    2

Marathon acknowledges that (a) the adequacy and accuracy of the disclosure in the filing are Marathon’s responsibility, (b) the Staff’s comments or changes made in response to the Staff’s comments do not foreclose the Commission from taking any action on the filing and (c) Marathon may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please acknowledge receipt of this response letter by electronic confirmation.
Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333, or Richard J. Kolencik, General Attorney at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,
/s/ Janet F. Clark
Janet F. Clark
Senior Vice President and Chief Financial Officer

cc: James Lopez, Special Counsel